UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   COLLINS, DUANE E
   PARKER HANNIFIN CORPORATION
   6035 PARKLAND BOULEVARD
   CLEVELAND, OH  44124
   USA
2. Issuer Name and Ticker or Trading Symbol
   PARKER HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   June 30, 2000
5. If Amendment, Date of Original (Month/Year)
   July 10, 2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT AND CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common stock               |      |    | |                  |   |           |41,850             |I     |Wife                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |6/28/0|M   | |19,829(1)         |A  |$24.6670   |68,675             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |6/28/0|F   | |10,262            |D  |$37.6875   |68,675             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common stock               |      |    | |                  |   |           |22,493.53(2)       |I     |(2)                        |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option to buy         |$24.6670|6/28/|M   | |88,500(1)  |D  |8/15/|8/14/|Common stock|88,500(|(3)    |0(4)        |D  |            |
                      |        |00   |    | |           |   |97   |06   |            |1)     |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Option to buy         |$37.50  |6/28/|A   | |58,409     |A  |6/28/|8/14/|Common stock|58,409 |(3)    |58,409(4)   |D  |            |
                      |        |00   |    | |           |   |01   |06   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) "Pyramid" stock option exercise resulting in net acquisition of 19,829 shares.
(2) Parker Retirement Savings Plan, as of December 31, 1999, the latest date for which information is available.
(3) Granted under the Corporation's 1993 Stock Incentive Program in a transaction exempt under Rule 16b-3.
(4) In addition to the options reported hereon, Mr. Collins also owns 487,210 additional options which were granted pursuant to the Corporation's Employee Stock Option Plans, at various exercise prices and expiration dates, as previously reported.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
September 1, 2000